

December 13, 2012

Via E-Mail
Mr. Robert R. Harl
Willbros Group, Inc.
President and Chief Executive Officer
4400 Post Oak Parkway, Suite 1000
Houston, TX 77027

      Re: **Willbros Group, Inc.**
             Form 10-K for the Fiscal Year ended December 31, 2011
             Filed April 9, 2012
             File No. 1-34259

Dear Mr. Harl:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. We note that you did not timely file your annual report on Form 10-K for the fiscal year ended December 31, 2011. As a result, you are not eligible to use Form S-3 at this time. Please tell us your plans with respect to your registration statements on Form S-3 with file numbers 333-174406 and 333-173446.

Business and Properties

Business Segments, page 4

2. We note that as of January 2012 you began reporting operating results by the following three segments: Oil & Gas, Utility T&D and Canada. For the year ended December 31,

2011, your segment results separately reported upstream and downstream oil and gas activities. Given your change in reporting structure, please tell us if these separate activities are no longer considered operating segments (as defined in ASC 280-10-50). If they are operating segments, explain how these activities meet the aggregation criteria of ASC 280-10-50-11. As part of your response, please also provide us a copy of the most recent monthly and quarterly operating results provided to your chief operating decision maker.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin at (202) 551-3763, or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director